Mail Stop 3561

September 12, 2008

Lawrence E. Hyatt
Chief Financial Officer, Secretary and Treasurer
O'Charley's Inc.
3038 Sidco Drive
Nashville, TN 37204

>   **Re: O'Charley's Inc.**
>   **File No. 000-18629**
>   **Form 10-K: For the Fiscal Year Ended December 30, 2007**

Dear Mr. Hyatt:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 30, 2007

Liquidity and Capital Resources, page 30

1.   We note that net cash provided by operating activities for 2007 was 22.0% lower than 2006, and that 2006 was 32.9 % higher than 2005. In this regard, please tell us and disclose in terms of cash the significant factors underlying the reason for these material variances. Note that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash, and it appears that changes in the amounts of your net earnings may be only partial explanation for the variances. In particular, you should address the factors underlying the material changes in working capital. For guidance, refer to Section IV.B.1 of "Interpretation: Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

2.   Please also consider the disclosure in the preceding comment in your Form 10-Q filings, as appropriate. For example, we note that net cash provided by operating activities for the 28 weeks ended 2008 was 183.9% greater than the corresponding prior year period as reported in the Form 10-Q for the quarterly period ended July 13, 2008. In connection with this, please explain to us the reason for the increase in trade accounts payable to $24.988 million at July 13, 2008 from $10.808 million at December 30, 2007 and related cash flow impacts.

3.   Please disclose the substantive reasons specific to your circumstances that demonstrate the usefulness of the non-GAAP measures "EBITDA", "adjusted total debt" and "adjusted total capitalization" to investors when evaluating performance, measuring leverage capacity and debt service ability. The fact that these non-GAAP measures are commonly used as analytical indicators cannot be the sole support for presenting the non-GAAP financial measures. See footnote 44 to FR-65. For additional guidance, see Item 10(e)(1)(i)(C) of Regulation S-K. Also refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (answer 8), which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Contractual Obligations and Commercial Commitments, page 33

4.   As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Notes to the Consolidated Financial Statements, page 45

Note 1: Summary of Significant Accounting Policies, page 45

5.   Please tell us and disclose your accounting policy for capitalizing cost associated with new restaurant development and re-brandings of existing restaurants. In addition, we note from page 5 that you maintain an in-house real estate and construction department to assist in the site selection process, secure real estate, develop architectural and engineering plans, oversee new construction and re-

brandings of existing restaurants. Please tell us whether you capitalize costs associated with your in-house real estate and construction department and the basis for your accounting policy.

Cash Equivalents, page 45

6.   Please reconcile the cash equivalents of $10.6 million and $24.8 million at December 30, 2007 and December 31, 2006, respectively to the cash and cash equivalents amounts presented on your balance sheets.

Operating Leases, page 45

7.   We note you disclose here and under "Property and Equipment" that you use a lease life or expected lease term that generally is inclusive of one renewal period. Please disclose how you determined that one renewal period for your operating leases is reasonably assured. For guidance, refer to SFAS 13.

Note 20: Quarterly Financial and Restaurant Operating Data (Unaudited), page 62

8.   To the extent material to the corresponding period, please provide relevant disclosure pursuant to Item 302(A)(3) of Regulation S-K, particularly items reflected in "net earnings" of the second, third and fourth quarters of 2007 that cause such to vary relative to the periods presented herein.

Item 9A: Disclosure Controls and Procedures, page 72
Evaluation of Disclosure Controls and Procedures, page 72

9.   The conclusion appears qualified in that it does not appear to fully embody all aspects of the definition of disclosure controls and procedures as defined n Exchange Act rules 13a-15(e) and 15d-15(e). Also note that such definition does not make reference to the materiality of the information that is required to be disclosed. Please represent to us whether or not your disclosure controls and procedures as defined in the Exchange Act rules were qualified in any respect. If qualified, please explain to us the facts and circumstances. In all your future Form 10-K and Form 10-Q filings, ensure that your conclusion refers to all aspects of your disclosure controls and procedures as defined in the Exchange Act rules.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief